EMCORE Corporation	Thomas G. Werthan Chief Financial Officer 145 Belmont Drive Somerset, NJ 08873 USA	Tel: (732) 302-4031 Fax: (732) 627-8769 Email: tom.werthan@emcore.com Web: www.emcore.com

March 11, 2005

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Brian Cascio
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	SEC Comment Letter dated February 11, 2005 regarding EMCORE Corporation’s 10-K for the fiscal year ended September 30, 2004. File No. 000-22175

Dear Mr. Cascio:

EMCORE Corporation (“Emcore”) submits the following responses to the questions raised in your letter, dated February 11, 2005, to Thomas G. Werthan. For ease of reference, we have reproduced your questions below in italics with our responses following.

Form 10-K for the fiscal year ended September 30, 2004

Item 7. Management’s Discussion and Analysis

Results of Operations - Page 49

Discontinued Operations

1.	We see that you sold your TurboDisc business in 2003. In future filings, consider including the followings in your MD&A discussion related to the discontinued business:

a.
Discuss the likely effects on reported results and liquidity of material contingent liabilities, such as product or environmental liabilities or litigation, that may remain with you notwithstanding disposal of the underlying business;

Response: In November 2003, we sold our TurboDisc equipment product line to VEECO Instruments, Inc. The transaction was an asset deal that included accounts receivables, inventory, accounts payables and accrued expenses of the product line as well as some intangibles. As such, we have no material contingencies. As part of the Asset Purchase Agreement, we did provide general representations and warranties that survive for 24 months. To date, the buyer has not contacted us regarding any breaches of representations and/or warranties, and Management believes there are no breaches.   We will discuss the effects, if any, on reported results and liquidity in future filings.

b.
If you retain a financial interest in the discontinued component or in the buyer of that component that is material to you, include a discussion of known trends, events, and uncertainties, such as the financial condition and operating results of the issuer of the security that may be reasonably expected to affect the amounts ultimately realized on the investments.

Refer to SAB Topic 5-Z and FIN 45.

Response: We maintain no financial interest in the discontinued component or in the buyer of the product line, except for, as disclosed in the 10-K, we can receive up to an additional $20 million based solely on the revenue performance of the product line during Calendar 2004 and Calendar 2005. We have relied on information from Veeco for our earn-out estimates. We do not believe we are in a position to meaningfully comment on the trends, events, financial condition or operating results of Veeco or its capital equipment business. We believe we have adequately disclosed all information relating to this potential receipt of funds. In future filings, we will add to our existing disclosure to emphasize that the TurboDisc transaction was a sale of assets. Supplementally, we direct the Staff’s attention to our 8-K dated February 17, 2005 updating the status of the earn-out.

Severance Charges/Restructuring - Page 52

2.	We see your MD&A disclosure of your severance/restructuring charges. In future filings provide the following additional disclosures for each separate restructuring activity:

a.
Describe the specific conditions or events leading management to realign or consolidate certain operations, including specific factors related to products, processes, customers and/or market conditions;

b.	Identify the number and describe the nature of the positions being eliminated;
c.	Disclose the intended effects of your restructuring on your financial position, future operating results and liquidity;
d.	Discuss details of each of the charges and how these amounts were determined;
e.	Quantify the anticipated and actual cost savings derived from your restructuring efforts during the periods presented.

Refer to SFAS 146, EITF 94-3 and SAB Topic 5-P

Response: After reviewing your comment, we intend to enhance our MD&A severance disclosure in future filings to be compliant with SFAS 146, EITF 94-3 and SAB Topic 5-P.

Impairment Charges - Page 54

3.	We note your disclosure of $30.8 million non-cash impairment charges related to fixed assets in fiscal 2002. Supplementally tell us and in future filings include the following additional disclosures:

(a)	Describe the facts and circumstances leading to the impairment. What specific events occurred that caused the impairment and when did those events occur?
(b)	Disclose the method and significant assumptions used to determine the fair value.

Response: The disclosure of our fiscal 2002 impairment charge in the fiscal 2004 annual report was not as detailed as the original disclosure in the fiscal 2002 annual report. EMCORE reviews long-lived assets on an annual basis or whenever events or circumstances indicate that the assets may be impaired. At the beginning of 2001, the telecommunications industry experienced a dramatic downturn and has since remained very volatile. By December 2001, EMCORE completed the construction of several new facilities in anticipation of expanding market prospects. Business forecasts updated in fiscal 2002 indicated significantly diminished prospects and as a result of these circumstances, management determined that the long-lived assets should be assessed for impairment. Because of the prolonged economic downturn affecting our operations and expected future sales and as we determined that the continued decline in market conditions within our industry was significant, we recorded charges to long-lived assets totaling $30.8 million based on the amounts by which the carrying amounts of these assets exceeded their fair value. Of the total impairment, $23.5 million related to a non-cash fixed asset impairment charge to EMCORE’s Electronic Materials and Devices and Fiber Optics operating segments. The fair values of the assets were determined based upon a calculation of the present value of the expected future cash flows to be generated by its facilities. The remainder of the impairment charge totaling $7.3 million related to certain manufacturing assets that were disposed of. Such decision was made based upon the downturn in the economic environment that affected certain product lines causing these manufacturing assets to become idle. Fair value was determined based on discounted future cash flows for the operating entities that had separately identifiable cash flows. We assumed a cash flow period of 10.75 years and an average discount rate of 5%. The long-term annual growth rates were higher in the early years of the cash flow period, representing our estimated growth in the period of industry recovery, and a reduced growth rate in the later years. The assumptions supporting the estimated future cash flows for the impairment analyses, including the long-term annual revenue growth rates and discount rates reflect management’s best estimates. The discount rates were based upon our weighted average cost of capital as adjusted for the risks associated with our operations.

If any impairments arise in the future, we will provide the requested additional disclosures.  We note that the disclosure related to non-cash impairment charges for fixed assets in fiscal 2002 will not be applicable in our fiscal 2005 10-K filing.

4.
In addition, supplementally and in future filings provide more details of the inventory impairments recorded during each of the periods. Please clarify whether the impaired inventory is subsequently sold, scraped or otherwise disposed. The impact of any sales of this inventory on gross margins should also be addressed in future filings.

Response: EMCORE reserves against inventory once it has been determined that conditions exist which may not allow it to be sold for its intended purpose, the inventory’s value is determined to be less than cost or it is determined to be obsolete. The charge related to inventory reserves is recorded as a cost of revenue. Inventory identified as obsolete is generally disposed of. There have been no significant sales transactions involving inventory previously written-down or written-off in a prior period that would have impacted gross margins. EMCORE evaluates inventory levels at least quarterly against sales forecasts on a part-by-part basis, in addition to determining its overall inventory risk. Reserves are adjusted to reflect inventory values in excess of forecasted sales, as well as overall inventory risk assessed by management. If future demand or market conditions are less favorable than our estimates, additional inventory write-downs may be required. In fiscal 2002, as a result of the business downturn and declining demand for our telecommunications products, EMCORE wrote down a substantial portion of its inventory as sales forecasts continued to decline. The recorded charge of $7.3 million related to discontinued product lines, excess and obsolete inventory. We have incurred, and may in the future incur, charges to write down our inventory. While we believe, based on current information, that the amount recorded for inventory is properly reflected on our balance sheet, if market conditions are less favorable than our forecasts, our future sales mix differs from our forecasted sales mix, or actual demand from our customers is lower than our estimates, we may be required to record additional inventory write-downs.

We will comply with the Staff’s request in future filings.

Liquidity and Capital Resources - Page 57

5.
We note that your accounts receivable balance increased significantly for the fiscal year ended 2004 when compared with the fiscal year ended 2003. In future filings provide details of the reasons for the significant changes in balance sheet amounts.

Response: We will comply with this request in future filings.

6.
 In future filings, remove the subtotal and caption “adjusted loss from continuing operations” from the disclosures on page 58 or tell us how this non-GAAP measure complies with the requirements of Item 10 or Regulation S-K.

Response: We will comply with the Staff’s request in future filings by removing the non-GAAP measure from the table.

7.
Please provide details of how the $12.3 million gain on early extinguishment of debt was determined. In addition, tell us whether the conversion price of $8.06 per share represents fair market value at the date of the note exchange.

Response: In response to your comment, below you will find supplementary disclosure related to our $12.3 million gain on early extinguishment of debt, and our calculation of how the conversion price of $8.06 per share represents fair market value at the date of our note exchange:

GAIN CALCULATION:

The gain is calculated in the table below:

in millions (except $/ share data)

Debt eliminated	$146.0
Less: New notes issued	(80.3)
New common stock issued	(51.1)
Gain from net debt/equity eliminated	$14.6
Write-off of deferred financing costs related to debt tendered	(2.3)
Total gain from early debt extinguishment	$12.3

The total gain from early debt extinguishment was calculated in accordance with Paragraph 21 of APB 26, Early Debt Extinguishment, which states, “The extinguishment of convertible debt before maturity does not change the character of the security as between debt and equity at that time. Therefore, a difference between the cash acquisition price of the debt and its net carrying amount should be recognized currently in income in the period of extinguishment as losses or gains.”

FAIR MARKET VALUE OF CONVERSION PRICE CALCULATION:

The terms of our New Note Exchange Offer contained a 50% conversion premium over the closing price of the last trading session prior to the time the terms of the Exchange Offer were fixed (the “Closing Price”). The Closing Price on December 24, 2003, the date of our Tender Offer statement filed with the SEC, was $5.37. This set the conversion price at $8.06.

Financial Statements

Note 2: Summary of Significant Accounting Principles and Policies

Valuation of Goodwill and Intangible Assets - Page 71

8.
Supplementally and in future filings provide more details of the goodwill impairment test, including when the test is performed each year and the reporting units identified and used in the test. In addition, provide more details of the results of the most recent test, which did not result in any impairment.

Response: EMCORE evaluates its goodwill for impairment on an annual basis, during the quarter ended March 31st, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Circumstances that could trigger an impairment test include but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; unanticipated competition; loss of key personnel; the likelihood that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed; results of testing for recoverability of a significant asset group within a reporting unit; and recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit. The determination as to whether a write down of goodwill is necessary involves significant judgment based on the short-term and long-term projections of the future performance of the reporting unit to which the goodwill is attributed. The assumptions supporting the estimated future cash flows of the reporting unit, including the discount rate used, reflect management’s best estimates.

During fiscal 2004, we recorded no impairment charges on any of EMCORE’s patents, other intangibles assets, or goodwill. As part of our quarterly review of financial results, we did not identify any impairment indicators suggesting that the carrying value of our goodwill may not be recoverable. We tested for impairment of goodwill on an annual basis. Under the first step of the SFAS No. 142 analysis, the fair value of the reporting units was determined. Based on that analysis, we determined that the carrying amount of the reporting units within the Electronic Materials and Devices, Photovoltaics and Fiber Optics operating segments did not exceed their fair value.

In future filings we will provide more details of the goodwill impairment test.

Revenue Recognition - Page - 72

9.
We note on page 22 that you utilize distributors to market products in certain foreign locations. Please tell us whether you recognize revenue upon shipment of product to distributors or upon shipment of product to third party customers of distributors. If you recognize revenue on shipment of product to distributors, tell us why you believe this practice is appropriate. Clarify whether these arrangements have any rights of return, customer acceptance, price protection, sales incentives or other discounts that impact revenue recognition. In future filings, revise to expand your revenue recognition policy to specifically address transactions with distributors.

Response: EMCORE uses a number of distributors around the world.  In 2004, total sales to distributors were less than 10% of EMCORE's annual revenues.  In accordance with SAB 104 (Dec. 17, 2003), we recognize revenue upon shipment of product to these distributors.  Title and risk of loss pass to the distributors upon delivery, and our distributors are contractually obligated to pay EMCORE on standard commercial terms, just like our other direct customers.   EMCORE does not sell to its distributors on consignment and, except in the event of a product discontinuance, does not give its distributors a right of return. Our prices to distributors are established in the same commercial manner as we sell to other direct customers, without any special incentives.  In future filings, we will expand our discussion regarding distributors to provide additional information regarding the scope of revenues due to indirect sales channels, and a specific assessment whether the non-warranty product return exposure from such channels is material to our revenues and earnings.

10.
With respect to product sales, revise and expand future filings to describe the nature and extent of any post shipment obligations, customer acceptance or rights of return and how those obligations are considered in your revenue practices.

Response: In response to your request, we note that in respect of product sales we currently do not have any post-shipment obligations, customer acceptance or rights of return other than normal, commercial warranty provisions.  We will comply with the Staff’s request in our future filings to the extent that there are any post shipment obligations, customer acceptance or rights of return.

11.
In future filings clarify the accounting for contract revenue. Are these amounts included in revenue or is this reflected as a reduction to expenses as a cost reimbursement activity? Clarify the basis for the accounting treatment.

Response: We will comply with the Staff’s request in our future filings. We include contracts as revenues pursuant to ARB #43, specifically chapter 11, Section A paragraph 20. We act as more than just an agent. We are responsible to creditors for materials and services purchased, to employees for salaries and wages, and we use our own facilities in carrying out our agreements. In view of these facts, and the desirability of indicating the volume of our activities, we include reimbursable costs, as well as fees, in revenues. Revenue from government contracts was $4.6 million in fiscal 2004, $5.2 million in fiscal 2003, and $3.3 million in fiscal 2002.  These amounts represent less than 10% of total revenues for each of the years presented.
Product Warranty Reserves - Page 73

12.	Revise and expand future filings to include all the disclosure requirements of FIN 45. Refer to paragraphs 13 through 16 of FIN 45.

Response: We will comply with the Staff’s request in our future filings.

Note 3 - Stock Options and Warrants - Page 75

13.
We note that you issued a total of 2,972,149 options in exchange for tendered options on May 1, 2003. Clarify the accounting for these options and those not tendered. Tell us how you considered paragraph 171 of EITF 00-23 in the voluntary stock options exchange. Revise future filings as necessary.

Response: Under the terms of the option exchange tender offer, new options were issued on the first business day following six months plus one day after the old options were cancelled. Accordingly, the terms of the offer complied with FIN 44 and did not trigger any variable accounting issues. Since variable accounting is not required by FIN 44 when an award is cancelled and a subsequent option replacement is awarded at least six months and one day later, most EITF 00-23 Issues had no ramifications, particularly Issue 36(b) that paragraph 171 addresses. Those options not tendered continue to be treated as ISOs under their original terms. In future filings, we will explicitly state that we have considered EITF 00-23 and that variable accounting is not required.

Note 6 - Impairment and Severance Charges - Page 78

14.
For each restructuring program, supplementally provide us with a roll-forward reconciliation of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charges to expenses, costs paid or settled, and any adjustments to the liability. Refer to SFAS 146 for guidance. Revise future filings as necessary.

Response: In response to your comment and for future filings, we have attached a draft version of an additional table that will be added to our enhanced severance charges footnote.

Addition to the SEVERANCE CHARGES footnote:

The following table includes the activity and balances of the severance accrual account:

Severance Accrual

(in thousands)

Balance at September 30, 2002	$266
New Charges	-
Payments	(266)
Accrual adjustments	-
Balance at September 30, 2003	-
New Charges	1,156
Payments	(634)
Accrual adjustments	-
Balance at September 30, 2004	$522

We will revise future filings in response to your request.

Note 7 - GELcore (HB-LED) Joint Venture - Page 79

15.	Provide the summarized financial information required by Rule 4-08 (g) of Regulation S-X for the equity investment in GELcore in future filings or tell us why this information is not required.

Response: Rule 4-08(g) of Regulation S-X requires summarized financial data if any one of the following 3 criteria are met. Since we have not met any of the three criteria presented, we are not required to disclose this summary financial data.

Investment Test

(in thousands)	FY 2004

Total assets of registrant	$213,434
10% criteria	21,343
Investment in GELcore	$10,003

Asset Test

(in thousands)	FY 2004

Total assets of registrant	$213,434
10% criteria	21,343
Total assets of GELcore	29,289
Registrant’s percent of ownership	49%
Registrant’s proportionate share of total assets	$14,352

Income Test

(in thousands)	FY 2004

Loss from continuing operations	$(30,965)
Equity in net income of GELcore	789
Loss from continuing operations used in Rule 4-08 calculation	(31,754)
10% criteria	3,175
Equity in net income of GELcore	$789

In addition, we have not met any of these criteria in prior years.

Note 13 - Related Parties - Page 85

16.
Revise future filings to state separately on the face of the balance sheet, amounts receivable from related parties since the total related party notes receivable exceeded 10 percent of total receivables. Refer to Rule 5-02-3(a) and (b) of Regulation S-X.

Response: In response to the Staff's comments, we will revise future filings to state separately on the face of the balance sheet amounts receivable from related parties.

Note 14 - Segment Data and Related Information - Page 86

17.
It appears that you have several different operating segments; based on the nature of the products that you sell and the types of customers that you have. Additionally, it appears that your chief operating decision maker has access to and reviews detailed financial information, such as total sales to customers in several different markets. Please revise future filings to comply with the disclosure requirements of SFAS 131 or tell us how you applied the guidance in paragraphs 10 through 24.

Response: In connection with your comments, we plan to expand our segment disclosure in future filings.

In connection with this response letter, the Company acknowledges that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
·	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
·	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions during the course of your review, please do not hesitate to contact me at (732) 302-4031.

Sincerely,

/s/ Thomas G. Werthan
Thomas G. Werthan
Chief Financial Officer